KW 3/10

15048001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2015 WASH. D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
40150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILIAN PARTNERS LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 S. Flagler Drive - Suite 1001
(No. and Street)

West Palm Beach (City) Florida (State) 33401-5415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Donald Denton (561-833-2700)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney W. Azriliant, CPA, P.C. (212-869-8223)
(Name – *if individual, state last, first, middle name*)

501 Fifth Avenue - 15th Fl, (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XX

OATH OR AFFIRMATION

I, DONALD W. DENTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chilian Partners, L.P., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

GENERAL PARTNER

Title

Notary Public

ANDREW KIRWIN
Notary Public, State of New York
No. 02KI5009962
Qualified in Westchester County
Commission Expires March 22, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) SSOI SUPPLEMENTAL STATEMENT OF INCOME

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2014

Sidney W. Azriliant, CPA, P.C.
501 Fifth Avenue – 15th Floor
New York, New York 10017

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

INDEX

EXHIBIT A.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2014

ASSETS		
Cash and Equivalents	$	1,608
Long Market Value / Equity Securities		8,116,500
Accrued Interest & Dividends		24,000
TOTAL ASSETS	$	8,142,108
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Due To Clearing Broker Clearance Account		$1,252,227
TOTAL LIABILITIES		$1,252,227
Partners Capital Accounts		$6,889,881
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACCOUNTS	$	8,142,108

The accompanying notes are an integral part of these financial statements.

EXHIBIT B.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF INCOME

For the Year Ended December 31, 2014

Gross Income	
Net Security Dealer Trading Gains Marked to Market	$ 1,558,948
TOTAL GROSS INCOME	1,558,948
Expenses	
Management Fees -- General Partner (See Notes 3 & 4)	117,681
Miscellaneous Expense	183
Professional Fees	21,048
Regulatory Fees and Assessments	6,606
TOTAL EXPENSES	145,518
NET INCOME	**$ 1,413,430**

The accompanying notes are an integral part of these financial statements.

EXHIBIT C.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF PARTNERS' CAPITAL ACCOUNTS

For the Year Ended December 31, 2014

	LIMITED PARTNERS	GENERAL PARTNERS	TOTAL
Balance at January 1, 2014	$ 603,381	$ 5,163,070	$ 5,766,451
Net Income (Exhibit B)	119,652	1,293,778	1,413,430
Capital Contributions by Partners	-		-
Withdrawals by Partners	-	(290,000)	(290,000)
Balance at December 31, 2014	$ 723,033	$ 6,166,848	$ 6,889,881

The accompanying notes are an integral part of these financial statements.

EXHIBIT D.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

Cash Increase from Operating Activities Net Income (see Exhibit "B")			$ 1,413,430
Adjustment to Reconcile Net Income (Loss) to Net Cash by Operating Activities:			
Net Change in Assets & Liabilities For Year:			
	Increase to Cash	Decrease to Cash	
Decrease in Due from Broker Clearance Account	$ 5,704,378		
Increase in Due to Broker-Clearance	1,252,227		
Increase in Securities at Market Value		8,116,500	
	6,956,605	8,116,500	(1,159,895)
Increase in Cash from Operations			253,535
Cash Flows from Financing Activities:			
Net Cash Withdrawals by Partners (see Exhibit "C")		(290,000)	
Net Cash Contributions by Partners (Exhibit "C")			
Decrease in Cash from Financing Activities			(290,000)
NET DECREASE IN CASH:			(36,465)
Cash - Beginning of year			38,073
Cash - End of Year - December 31, 2014			$ 1,608

The accompanying notes are an integral part of these financial statements.

Supplemental Statement 1

CHILIAN PARTNERS L.P.

(A Limited Partnership)

COMPUTATION OF NET CAPITAL

At December 31, 2014

Ownership Equity as per Statement of Financial Condition and Net Capital before Non-Allowable Assets and Haircuts on Securities Positions	$	6,889,881
*Haircuts on Securities		2,331,601
Net Capital Per Part IIA -- Page 10	**$**	**4,558,280**

No material difference exists between our audit report for the year ending December 31, 2014 and the Focus Report X-17A-5 as of December 31, 2014.

CHILIAN PARTNERS, L.P.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

The Limited Partnership is an Operating Broker Dealer and is a market maker in convertible and government securities. The Partnership terminates December 31, 2018.

1. **Securities and commodities transactions of the Partnership are recorded on a trade date basis.**

   Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

   Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

   Intangible assets have been fully amortized, using an estimated useful life of five years.

   The indirect method was used for preparing the statement of cash flow.

2. **Securities Owned and Securities Sold But Not Yet Purchased.**
   Marketable securities owned, and sold but not yet purchased, consist of trading securities at market values.

	Owned	Sold But Not Yet Purchased
Corporate stocks and options at Market Value	$8,116,500	NONE

3. **Management Fees.**
   Management fees are paid to the General Partner quarterly based upon an annual rate of 2% of the net assets of the Partnership.

4. **Incentive Management Fees.**
   Incentive management fees are paid to the general partner based on the performance of the partnership. For the year 2014, the general partner received an incentive management fee of $290,000 which is reflected in Capital Account withdrawals..

5. **Income Taxes.**
   Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

6. **Haircuts on Securities.**
   There were two types of Haircuts on Securities Normal Haircuts of $1,217,475 and Undue Concentration Haircuts of $1,114,126 with security position on December 31, 2014.

CHILIAN PARTNERS LP
Exemption Report
December 31, 2014

Chilian Partners LP asserts, to its best knowledge and belief, the following:

(1) Chilian Partners LP, claims an exemption from § 240.15c3-3 under section *(k)(2)(ii)* which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) Chilian Partners LP has met such exemption provisions in § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Chilian Partners LP

General Partner
Date: January 12, 2015

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

February 25, 2015

SECURITIES AND EXCHANGE COMMISSION
and
FINRA

Re: Chilian Partners, L.P.
SEC File No. 8-42750
Audit at 12/31/14

Gentlemen:

The Company is exempt from the 15c3-3 Reserve Requirement computation and Possession or Control Requirements because the firm has no "customers" as same are defined in Rule 15c3-3(a)(1) and, accordingly, the firm does not perform custodial functions relating to customer securities as same is defined in Rule 15c3-3(b)(c). Therefore, the firm is not subject to (i.e. is exempt from) Rule 15c3-3's Reserve Requirement Computation and Possession for Control Requirements. Additionally, pursuant to rule 7a-5(g)(iv)(2), no facts have come to our attention which would indicate that such "exemption" has not been complied with during the period of our audit, i.e. no facts have come to our attention that during such period the firm had "customers" as same are defined in Rule 15c3-3(a)(1).

Our firm has examined the Exemption Report Section 240.15c3-3 et al prepared by Chilian Partners LP. in accordance with PCAOB standards and find the Exemption Report to be completely true and accurate. This is in addition to all prior reports included in the financial statements.

The firm neither had Liabilities subordinated to Claims of General Creditors at December 31, 2014 nor the prior year, December 31, 2013; hence, there were no such liabilities or change to such liabilities Subordinated to Claims of General Creditors pursuant to SEC Rule 17a-5(d)(2).

Very truly yours,
SIDNEY W. AZRILIANT, CPA, P.C.

Sidney W. Azriliant

SIPC

SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N.W., SUITE 800
WASHINGTON, D.C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

February 6, 2015
8-042750

CHILIAN PARTNERS LP
P.O. BOX 2685
PALM BEACH, FL 33480

Dear :

Our review of the Form SIPC-7 received on January 30, 2015 indicates that corrective action is necessary. Your immediate response, if required, will preclude our having to commence delinquency procedures which include, where applicable, the mailing of a SIPA Section 78jjj(a) Notice.

Exceptions noted:

- Assessment computation incorrect
- Payment due
- Correctively edited for your information
- Assessment balance due of $111.75. Please remit this amount within 10 days. Thank you.

If you have any questions in this regard, please call the undersigned.

Very truly yours,

Linda McKenzie Siemers
Manager, Member Assessments

Enclosures:

SIPC-7
(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17**********2350**********************MIXED AADC 220
042750 FINRA DEC
CHILIAN PARTNERS LP
PO BOX 2685
PALM BEACH FL 33480-2685

133 79

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — s/b 245 54 — $ 133.79 (struck out)

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (- 0 -)

COPY

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) — s/b 245 54 — 133.79 (struck out)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 133.79

BALANCE DUE $ 111 75

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

paid 2/1/14
$ 111.75 #2135
133.79
$ 245.54

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHILIAN PARTNERS L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of JANUARY 20 15.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 1/21/15 Postmarked L3 1/30/15 Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

02/11/2015 10:56AM FAX 5618353861 CHILIAN 0003/0004

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No. — Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,413,430.

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — 44,698

THIS NUMBER IS AN ADD-BACK, NOT A DEDUCTION. →

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 44,698

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — (210,700)

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — (1,128,163)

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — (21,048)

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) — ______

Total deductions — *s/b 1,359,911* — (1,359,912.)

2d. SIPC Net Operating Revenues — *s/b 98,217.* — $ 53,517

2e. General Assessment @ .0025 — *s/b 245.54* — $ 133.79

(to page 1, line 2.A.)

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

February 25, 2015

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of CHILIAN PARTNERS, LP for the year ended December 31, 2014. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting no differences.

3. The SIPC assessment for 2013 and 2014 has been paid if any amounts were due.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of CHILIAN PARTNERS, L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

February 25, 2015

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In planning and performing our audit of the financial statements of Chilian Partners, L.P. (the "Company") for the year ended December 31, 2014, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives

of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.

FINRA FORM SIS

SUPPLEMENTAL SCHEDULE TO FOCUS REPORT

Supplemental Inventory Schedule

(Please read instructions before completing Form)

NAME OF BROKER-DEALER: CHILIAN PARTNERS, L.P. [13]

SEC FILE NO.: 8-42750 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: 1701 S. FLAGLER DRIVE, SUITE 1001 [20] (No. and Street)

FIRM ID NO.: 27829 [15]

WEST PALM BEACH [21] (City) FL [22] (State) 33401 [23] (Zip Code)

12/31/14 [25] FOR PERIOD ENDING (MM/DD/YY)

NAME OF PERSON COMPLETING THIS REPORT: DONALD W. DENTON [11290]

TELEPHONE NO. OF PERSON COMPLETING THIS REPORT: (561) 833-2700 [11291]

Aggregate Securities and Commodities Positions

Item	LONG		SHORT	
1. U.S. Treasury Securities	$	8200	$	8201
2. U.S. Government Agency and U.S. Government – Sponsored Enterprises	$	8210	$	8211
a. Mortgage-Backed Securities issued by U.S. Government Agency and U.S. Government-Sponsored Enterprises	$	18001	$	18002
b. Debt Securities issued by U.S. Government Agency and U.S. Government-Sponsored Enterprises	$	18003	$	18004
3. Securities issued by States and Political Subdivisions in the U.S	$	8220	$	8221
4. Foreign securities:				
a. Debt securities	$	8230	$	8231
b. Equity securities	$	8235	$	8236
5. Money Market Instruments	$	8240	$	8241
6. Private-Label Mortgage-Backed Securities	$	8250	$	8251
7. Other Asset-Backed Securities	$	8260	$	8261
8. Corporate Obligations	$	8270	$	8271
9. Stocks and Warrants (other than arbitrage positions)	$ 8,116,500	8280	$	8281
10. Arbitrage	$	8290	$	8291
11. Derivatives Including Options:	$	8295	$	8296
a. Centrally Cleared (See instructions)				
1. Options	$	18005	$	18006
2. Forward Settling and Delayed Delivery Transactions	$	18007	$	18008
3. Security-Based Swaps and Swaps	$	18009	$	18010
4. Futures	$	18011	$	18012
5. Other	$	18013	$	18014
b. All Other (See Instructions)				
1. Options	$	18100	$	18101
2. Forward Settling and Delayed Delivery Transactions	$	18102	$	18103
3. Security-Based Swaps and Swaps	$	18104	$	18105
4. Other	$	18106	$	18107
12. Spot Commodities	$	8330	$	8331
13. Securities with no ready market:				
a. Equity	$	8340	$	8341
b. Debt	$	8345	$	8346
c. Other (include limited partnership interests)	$	8350	$	8351
14. Other Securities or Commodities	$	8360	$	8361
15. Total	$ 8,116,500	8370	$	8371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: CHILIAN PARTNERS, L.P. [13]

SEC. FILE NO.: 8-42750 [14]

FIRM ID NO.: 27829 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1701 S. FLAGLER DRIVE, SUITE 1001 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/14 [24]

AND ENDING (MM/DD/YY): 12/31/14 [25]

WEST PALM BEACH [21] FL [22] 33401 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

DONALD W. DENTON [30] (561) 833-2700 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ____

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER			
CHILIAN PARTNERS, L.P.	N	3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/14 [99]

SEC FILE NO. 8-42750 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 1,608	200			$ 1,608	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	8,116,500	424				
E. Spot commodities		430			8,116,500	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		490		680		920
11. Other assets	24,000	535		735	24,000	930
12. Total Assets	$ 8,142,108	540	$	740	$ 8,142,108	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

as of 12/31/14

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account	1,252,227	1114		1315	1,252,227	1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 1,252,227	1230	$	1450	$ 1,252,227	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$ 6,889,881	1020	6,889,881	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 6,889,881	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 8,142,108	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CHILIAN PARTNERS, L.P. as of 12/31/14

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 6,889,881	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			6,889,881	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 6,889,881	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 6,889,881	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	1,217,475	3734		
D. Undue concentration	1,114,126	3650		
E. Other (List)		3736	(2,331,601)	3740
10. Net Capital			$ 4,558,280	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P. as of 12/31/14

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	83,482	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	4,458,280	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	4,433,057	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	1,252,227	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	1,252,227	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	27.47	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/14 [3932] to 12/31/14 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		684,600	3949
c. Total gain (loss)		684,600	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue	$	684,600	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other brokers-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses			4195
15. Other expenses		32,555	4100
16. Total expenses	$	32,555	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	652,045	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	652,045	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items		230,182	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/14 to 12/31/14

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 6,364,836	4240
A. Net income (loss)			652,045	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)	127,000	4270
2. Balance, end of period (from item 1800)			$ 6,889,881	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CHILIAN PARTNERS, L.P. as of 12/31/14

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
JP MORGAN SECURITIES INC. [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission .... ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2014 [8004]
or if less than 12 months

Report for the period beginning 01/01/14 [8005] and ending 12/31/14 [8006]
MM DD YY MM DD YY

SEC FILE NUMBER
8-42750 [8011]

1. NAME OF BROKER DEALER

CHILIAN PARTNERS, L.P. [8020] N 9

OFFICIAL USE ONLY

Firm No M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:	(enter applicable code: 1=Yes 2=No)	1	[8073]
4. Respondent is registered as a specialist on a national securities exchange:	(enter applicable code: 1=Yes 2=No)	2	[8074]
5. Respondent makes markets in the following securities:			
(a) equity securities	(enter applicable code: 1=Yes 2=No)	2	[8075]
(b) municipals	(enter applicable code: 1=Yes 2=No)	2	[8076]
(c) other debt instruments	(enter applicable code: 1=Yes 2=No)	2	[8077]
6. Respondent is registered solely as a municipal bond dealer:	(enter applicable code: 1=Yes 2=No)	2	[8078]
7. Respondent is an insurance company or an affiliate of an insurance company:	(enter applicable code: 1=Yes 2=No)	2	[8079]
8. Respondent carries its own public customer accounts:	(enter applicable code: 1=Yes 2=No)	2	[8084]
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only)			
(a) Public customer accounts		0	[8080]
(b) Omnibus accounts		0	[8081]
10. Respondent clears its public customer and/or proprietary accounts:	(enter applicable code: 1=Yes 2=No)	2	[8085]

FINRA

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable	1	8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	2	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates repondent was a member	0	8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions:	Actual		8105
	Estimate		8106
(a) equity securities transactions effected on a national securities exchange			8107
(b) equity securities transactions effected other than on a national securities exchange			8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange			8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No) — 1 [8111]

18. Number of branch offices operated by respondent . . . . — 0 [8112]

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No) . . . . . . — 2 [8130]

(b) Name of parent or affiliate ______ [8131]

(c) Type of institution ______ [8132]

20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No) — 2 [8113]

21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No) — 2 [8114]

(b) Name of parent ______ [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No) — 2 [8115]

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)* — 2 [8117]

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period. . . . . $ 0 [8118]

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income $ 0 [8151]

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

February 25, 2015

Independent Auditor's Report

To The Partners of
CHILIAN PARTNERS, L.P.

We have audited the accompanying statement of financial condition of CHILIAN PARTNERS, L.P. as of December 31, 2014, and the related statements of income, partners' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILIAN PARTNERS, L.P. as of December 31, 2014, and the results of its operations and its cash flows, for the year then ended in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, IV, V and VI is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV, V and VI has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).

SIDNEY W. AZRILIANT, CPA, P.C.